Exhibit (a)(6)
FOR IMMEDIATE RELEASE
CANADA SOUTHERN FILES DIRECTORS’ CIRCULAR RECOMMENDING ACCEPTANCE OF CANADIAN OIL SANDS OFFER,
REJECTION OF CANADIAN SUPERIOR AND PETRO-CANADA OFFERS
CALGARY, AB, June 26th, 2006 – The Board of Directors of Canada Southern Petroleum Ltd. (“Canada Southern” or the “Company”) (NASDAQ: CSPLF)(TSX: CSW) today filed a Directors’ Circular containing the Board’s unanimous recommendation that shareholders accept the offer from Canadian Oil Sands Limited (“Canadian Oil Sands”) (TSX: COS.UN) to purchase all of the outstanding common shares of Canada Southern for US$9.75 per share, all cash, and reject the offers from Canadian Superior Energy Inc. (“Canadian Superior”) (TSX and AMEX: SNG) and Petro-Canada (NYSE: PCZ) (TSX: PCA).
If shareholders have tendered shares to either the Canadian Superior or Petro-Canada offers, the Board recommends that they withdraw them immediately. Information on how to withdraw shares tendered is provided below.
The Directors’ Circular has been filed with Canadian and U.S. securities regulators. Shareholders are urged to read the Directors’ Circular in its entirety. A copy of the Circular will be available on Canada Southern’s web site at www.cansopet.com, on SEDAR at www.sedar.com and on the US Securities and Exchange Commission web site at www.sec.gov. Copies of the Directors’ Circular are being mailed to all Canada Southern shareholders.
The Canadian Oil Sands Offer: Reasons for the Recommendation
After careful consideration, the Board unanimously determined that the consideration to be received under the Canadian Oil Sands Offer is fair, from a financial point of view, to Canada Southern shareholders and is in the best interests of Canada Southern and its shareholders. The Board unanimously recommends that shareholders accept the Canadian Oil Sands Offer and tender their shares to the offer.
The Board cited a number of reasons for its recommendation, including the following:
•	After extensive analysis and consideration within the time frame allowed, the Board concluded that the auction process undertaken by Canada Southern had explored a variety of available and practical strategic alternatives and that the Canadian Oil Sands Offer provides the best available alternative, of all the proposals received, including those arising from the auction process as well as the Petro-Canada Offer and the Canadian Superior Offer, to maximize value for shareholders.

•	The advice received by the Canada Southern Board from its financial advisor, CIBC World Markets Inc., in respect of the financial terms of the Canadian Oil Sands Offer including the receipt by the Board of Directors of the Fairness Opinion provided by CIBC World Markets.

•	The Canadian Oil Sands Offer represents approximately an 11% premium over the US$8.77 closing price of the Common Shares on NASDAQ (CAD$9.78 on the TSX) on June 16, 2006, the last trading day prior to the date of announcement of Canadian Oil Sands’ intention to make the Canadian Oil Sands Offer and a premium of approximately 11% over the US$8.82 weighted average trading price of the Common Shares on NASDAQ (CAD$9.86 on the TSX) for the 20 trading days immediately preceding June 19, 2006, the date of announcement of the Canadian Oil Sands Offer. The Canadian Oil Sands Offer also represents an approximate 30% premium over the Petro-Canada Offer.
To accept the Canadian Oil Sands Offer, shareholders should complete the required documents carefully and should refer to the Canadian Oil Sands Circular, the Letter of Transmittal and Notice of Guaranteed Delivery, all of which were filed today with Canadian and U.S. securities regulators.
The Canadian Superior Offer: Reasons for the Recommendation
The Canada Southern Board believes that the Canadian Superior Offer fails to provide full value for Canada Southern. Having carefully reviewed and considered the Canadian Superior Offer, the Board unanimously recommends that shareholders reject the Canadian Superior Offer and not tender their shares to it.
The Board cited a number of reasons for its recommendation, including the following:
•	The consideration offered under the Canadian Superior Offer is less than the consideration offered under the competing offer by Canadian Oil Sands, which the Board has unanimously recommended that shareholders of Canada Southern accept.

•	CIBC World Markets has provided a written opinion that, as of the date of such opinion, the consideration offered under the Canadian Superior Offer was inadequate, from a financial point of view, to shareholders.

•	The consideration offered under the Canadian Superior Offer represents a discount to the current trading price of the Canada Southern common shares.
The Petro-Canada Offer
The Canada Southern Board has reaffirmed its unanimous recommendation that shareholders reject the Petro-Canada offer and not tender their shares for the reasons outlined in the Directors’ Circular dated May 25th, 2006, and for the additional reason that the Canadian Oil Sands Offer is superior, from a financial point of view to shareholders, when compared to the Petro-Canada Offer. If shareholders have tendered shares to the Petro-Canada Offer, the Board recommends that they withdraw them immediately.
Update on the Limited Duration Shareholder Rights Plan
The limited duration Shareholder Rights Plan, approved by the Canada Southern Board on May 24th, 2006, remains in place. Under applicable Canadian law, the Rights Plan cannot be utilized to deny shareholders the opportunity to tender into any tender offer, including the Canadian Oil Sands Offer, the Petro-Canada Offer or the Canadian Superior Offer.
Availability of the Directors’ Circular
Shareholders are urged to read the Directors’ Circular in its entirety. The document will be available free of charge on Canada Southern’s web site at www.cansopet.com, on SEDAR at www.sedar.com and has been filed as part of a Schedule 14D-9 with the US Securities and Exchange Commission (SEC), and is available free of charge at www.sec.gov.
Shareholders are urged to read the Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments thereto when they become available because they will contain important information. Investors can obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments thereto when they become available and all other filings made by Canada Southern with the SEC at the SEC’s website at www.sec.gov. In addition, these materials may be obtained free from Canada Southern by directing a request to Canada Southern, #250, 706 – 7th Avenue S.W, Calgary, Alberta, Canada T2P 0Z1, (403) 269-7741, Attention: Corporate Secretary.
How to Withdraw Shares from the Petro-Canada or Canadian Superior Offers
Shareholders who have questions or who may have already tendered their shares to either the Petro-Canada or Canadian Superior offers and wish to withdraw them, may do so by contacting The Proxy Advisory Group, LLC the information agent retained by Canada Southern, toll free at:
Canada or the United States toll-free: 1-866-678-1770
About Canada Southern Petroleum
Canada Southern Petroleum Ltd. is an independent energy company based in Calgary, Alberta, Canada. The Company is engaged in oil and gas exploration and development, with its primary interests in producing properties in the Yukon Territory and British Columbia, Canada. The Company also owns varying interests in seven Significant Discovery Licenses located in the Arctic Islands in Northern Canada. The Company’s common shares are traded on the NASDAQ Capital Market under the symbol “CSPLF”, and on the Toronto Stock Exchange under the symbol “CSW”. The Company has 14,496,165 shares outstanding.
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Media	Investors
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